Filed by JP Energy Partners LP

Commission File No. 001-36647

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: JP Energy Partners LP

Commission File No.: 001-36647

Important Notice For Unitholders of JP Energy Partners LP

Dear Unitholder:

We need your help. We recently sent you proxy materials regarding the upcoming Special Meeting of Unitholders of JP Energy Partners LP (“JPE”), scheduled to be held on March 7, 2017 (the “Meeting”). Our records indicate that we have not received your voting instructions on the important proposals to be presented at this Meeting. Please take a moment now to cast your vote so that your units may be represented. Another copy of your proxy card(s) has been enclosed. Your vote is critical to the outcome of this Meeting.

At the Meeting, unitholders are being asked to consider and vote on a proposal to adopt and approve the Agreement and Plan of Merger, dated October 23, 2016 (the “Merger Agreement”), by and among American Midstream Partners, LP (“AMID”), American Midstream GP, LLC (“AMID GP”), Argo Merger Sub, LLC, Argo Merger GP Sub, LLC (“GP Sub”), JPE  and JP Energy GP II LLC (“JPE GP”) and the transactions contemplated thereby.  The Board of Directors of JPE GP unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable and in the best interests of JPE and recommends that holders of common units representing limited partner interests in JPE  vote “FOR” the Merger Proposal, “FOR” the Adjournment Proposal, if necessary or appropriate, and “FOR” the Advisory Compensation Proposal.

Should you have any questions regarding the proposals, please call Georgeson LLC, JPE’s proxy solicitor, toll-free at 1-866-785-7395. If you have voted since the mailing of this letter, we apologize for the follow up mailing and thank you for your participation.

Every vote matters, no matter the size of your holdings.

Please take a moment now to cast your vote using one of the options listed below:

1. Vote Online—log onto the website listed on the enclosed voting instruction form;

2. Vote by Touch-Tone Phone—call the toll free number on the voting instruction form; or

3. Vote by Mail—complete and return your voting instruction form in the postage paid envelope provided.

Remember, your vote is very important and counts. Please exercise your unitholder rights and vote today.

Thank you for your assistance with this important matter.

/s/ J. Patrick Barley
J. Patrick Barley Chairman of the Board, President and Chief Executive Officer of JP Energy GP II LLC on behalf of JP Energy Partners LP

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between AMID and JP Energy.  SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents, and any other documents filed by AMID or JP Energy with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of AMID or JP Energy at the following:

American Midstream Partners, LP 2103 City West Blvd. Bldg. 4, Suite 800 Houston, TX 77042 Attention: Investor Relations Phone: 713-815-3900	JP Energy Partners LP 600 East Las Colinas Blvd Suite 2000 Irving, TX 75039 Attention: Investor Relations Phone: 972-444-0300

Participants in the Solicitation

AMID, JP Energy and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of AMID is contained in AMID’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 7, 2016. Information regarding the directors and executive officers of JP Energy is contained in JPE’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger is included in the proxy statement/prospectus filed by JP Energy with the SEC on February 1, 2017.